UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 8, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

NMI Holdings, Inc.

File Nos. 333-189507 and 333-191635 - CF#30103

_____

      NMI Holdings, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from Exhibit 10.14 to Form S-1 registration statements filed on June 21, 2014 (File No. 333-189507), as amended, and October 9, 2013 (File No. 333-191635).

      Based on representations by NMI Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 10.14   through August 31, 2018

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                  Elizabeth M. Murphy
                  Secretary